Mail Stop 4561

February 15, 2007

Via U.S. Mail and Fax (212-785-5867)
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

      RE: **China Agro Sciences Corp.**
                Forms 10-K and 10-K/A for the period ended September 30, 2006
                Filed January 16, 2007 and January 24, 2007
                File No. 0-49687

Dear Mr. Wang:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K – General

1.   Please explain to us why your filing does not include selected quarterly data as required by Item 302 of Regulation S-K.

Item 7. Management's Discussion and Analysis

Year ended September 30, 2006 compared to year ended September 30, 2005

Revenues, Expenses and Loss from Operations, page 16

2.   Your disclosure under this heading indicates that depreciation expense for the year-ended September 30, 2006 was $179,211. Please explain to us how this reconciles to the Statement of Cash Flows which includes an adjustment for depreciation in the amount of $454,948 for the year-ended September 30, 2006.

3.   Expand your discussion of the results of operations to highlight the fact that if you did not use the manufacturing facility of a related party, your operating costs would have likely been $1.5 to $2 million higher for the year ended September 30, 2006 and accordingly, since you are not currently accruing for income taxes, your net income would have been similarly reduced. We note the disclosure on page 24, but the effect of this related party relationship on the results of operations should be discussed in Management's Discussion and Analysis.

4.   Management's Discussion and Analysis should also highlight that your earnings are not subject to income taxes for the first year of operations. Disclose the dollar amount of income taxes that you would otherwise be subject to, in order to allow a reader to assess the positive effect of this tax relief on your results of operations.

Item 9a. Controls and Procedures, page 19

5.   Your disclosure indicates that your chief executive officer and chief financial officer performed their evaluation of the effectiveness of your disclosure controls and procedures as of a date within 90 days of the filing of your annual report. Item 307 of Regulation S-K requires that this evaluation be performed as of the end of the period covered by this report. Please revise as necessary.

Financial Statements – General

6.   We note that your disclosures, both in Item 1 and Note 1, indicate that you are a development stage company. However, your financial statements are not identified as such, are not in the format of development stage financial statements, and the report of your independent accountant does not identify your financial statements as those of a development stage company. Please clarify to us whether or not you are a development stage company and if so, amend your Form 10-K as necessary.

7.   We note that your disclosure in Item 1 indicates that DHC was formed on March 9, 2006. Also, you disclosure in Note 1 that DHC is the accounting acquirer in the merger transaction. As such, please explain to us why your financial statements include operations prior to the formation of DHC. Demonstrate to us how you determined the entity who was the ultimate accounting acquirer. This comment also applies to your disclosures in Items 6 and 7.

8.   Please note that Rule 3-02 of Regulation S-X requires statements of operations and cash flows to be filed for the registrant and its predecessors. Accordingly, explain to us why you have not included such statements for the fiscal year ended 2005 and 2004 for the registrant's predecessors. Specifically address why Ye Shen is not considered to be the registrant's predecessor.

9.   On page 16 you indicate that the government grant was given to the registrant for the purpose of developing a manufacturing plant and for research and development. Explain to us how you have fulfilled these requirements in the fiscal year ended September 30, 2006 and thus recognized the grant in the statement of operations as a contra expense. In addition, explain why this amount was not deferred and recognized as a contra expense when actual qualifying research and development expenses were incurred or recognized as a reduction of the cost basis of the manufacturing plant when such costs were incurred.

Consolidated Balance sheet, page F-1

10.   Please amend your financial statements to include a categorized presentation of stockholders' equity as required by Rule 5-02 of Regulation S-X.

Note 2. Property and Equipment, page F-7

11.   Comment 5 above notwithstanding, please explain to us how the accumulated depreciation of $919,002 reconciles to the amounts presented in your consolidated statements of cash flows for the years-ended September 30, 2006 and 2005.

Note 5 Income Tax Status, page F-7

12.   Please clarify for us why the registrant has not reflected income tax owed as a U.S. domiciled company.

Note 9 Risk Factors, F-8

13.   Clarify to us why you have not disclosed restrictions of the Chinese subsidiary(s) to pay dividends to the parent. Refer to Rule 4.08(e) of Regulation S-X. In addition, explain why you have not included parent only financial statements because of the restricted net assets as required by Rule 5-04(c) of Regulation S-X.

14.   We note that 24% of your assets represent a receivable from Jilin Ruiye Pesticide Co. Please explain why you did not specifically identify this credit risk. Separately, in view of the significance of this exposure, tell us what consideration you gave to including audited financial statements of Jilin Ruiye Pesticide Company in the Form 10-K and summarized financial information of this entity included in the registrant's filings on Form 10-Q.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant